Form 20-F
period 2023-01-31
Predictmedix Inc.
filed 2023-06-16
CIK 1868079

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended January 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the registration statement: 122,051,292 common shares as of January 31, 2022.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes    ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes    ☐ No

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

☒Yes    ☐ No

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

  raising future equity capital to support our operations,
  obtaining the patent protection we have applied for,
  market acceptance and demand for our products,
  retaining our key personnel, and
  the impact on the world economy of coronavirus ("COVID-19").

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

PRELIMINARY STATEMENT

The Company's business is focused on developing artificial intelligence ("AI") powered technologies for general workplace health and safety, and for the health care industry. In particular, the Company has developed A technology for the identification and detection of infectious disease symptoms (including COVID-19), sometimes referred to in this Annual Report as our Infectious Disease Symptom Screening Solutions ("IDSS") and marketed in North America under the name "Safe Entry System." In addition, the Company is developing AI powered products that address (1) detection of alcohol and/or cannabis impairment in individuals; (2) mental illness screening; and (3) remote patient monitoring and treatment plans, sometimes referred to herein as the Mobile Wellbeing product. The following is a description of our primary product, the IDSS, and the products under development. The following is a summary of the Company's products. For more information, please see the Company's Management Discussion and Analysis included with this Report as Exhibit 15.4.

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

Safe Entry Scanner - Evolution of this Product into "Fit for Duty"	As the urgency of COVID screening has diminished in the last fiscal year, we have expanded the functionality and scope of the Safe Entry technology.

The Safe Entry Scanner ("Safe Entry") began as an advanced screener for identifying symptoms of Covid-19. More recently we began expanding Safe Entry's capabilities to identify signs of impairment from alcohol and cannabis. After numerous trade shows, demos, events, and client placements we understood the demand from multiple industries for a complete solution to ensure employee health and safety. Safe Entry has now evolved into a Fit for Duty solution as we call it, identifying not only signs of infectious diseases and impairment, but also signs of extreme fatigue, key vitals, and other important metrics for identifying overall work readiness.

Fitness Scan	This AI based technology (which is under development) provides a comprehensive analysis of an athlete's fitness level, enabling them to assess their strength and address areas for growth. In addition, this technology can assist with talent identification and injury prevention.

The overall objective is to help athletes achieve their performance goals. The vision is to bring seamless AI tools to the sports industry to maximize performance.

The technology runs on the existing Safe Entry System and we are currently in discussions with multiple groups in the fitness/sporting sector in Asia. This will be rolled out using the same business model as other technologies whereby there will be an option for a monthly lease along with an option to purchase the hardware and then pay monthly charges.

Triage Solution	The technology uses advanced artificial intelligence algorithms to analyze patient vital signs and provide medical staff with real-time information to help make informed treatment decisions. The technology uses advanced artificial intelligence algorithms to analyze patient vital signs and provide medical staff with real-time information to help make informed treatment decisions. The Company's triage solution aims to improve the efficiency of hospital workflows and reduce the time it takes to diagnose and treat patients.

The Company's Triage Solution incorporates the measurement and analysis of the following vital parameters: temperature, eye redness, heart rate, respiration rate, fatigue, weight, BMI, BMR, blood pressure, heart rate variability, skeletal muscle, resting metabolism, visceral fat, body fat percentage, bone mass, and alcohol/cannabis impairment.

The solution uses the hardware configuration of a Safe Entry Station and has been deployed in 3 Hospitals in India and Indonesia. The business model is similar to fitness scan.

Products Under Development
Impairment Detection Screening	Our Impairment Detection Screening scanner is under development and is not being marketed or sold currently. The product incorporates the Company's proprietary AI technology and is being developed to detect cannabis and/or alcohol drug impairment in individuals. The product will be developed as a screening station that is capable of making a recommendation as to whether individuals passing through the screening station should undergo additional definitive testing.
Mental Health Screening	Our Mental Health Screening station is under development and is not being marketed or sold currently. The product will incorporate the Company's proprietary AI technology to detect behavioral and physiological indicators of mental illness such as depression, autism, ADHD and dementia. As a step in the screening process, persons would be asked to read a script while undergoing the scan that detects vocal qualities, vocal cadence and physiological factors such as blood flow in the face. The intended use for this product will be to screen for indicators of mental disorders and make recommendations as to whether individuals passing through the screening station should undergo additional evaluation. In this way, the system could be used as a triage tool at mental health centers, police stations or any setting where a preliminary mental health assessment is required, and mental health professionals are not readily available to perform an assessment or are over-taxed by an inflow of possible cases. This technology represents an ambitious application of the Company's AI technology and is in a developmental stage. A prototype is not expected prior to the second half of 2023 and may not be ready for public demonstration prior to 2024.
Remote patient monitoring and treatment plans application, sometimes referred to herein as the "Mobile Wellbeing product" or the "Mobile Wellbeing App"	This product was substantially developed by Mobile Wellbeing, a company that we acquired in July of 2020. The product is a telemedicine remote patient monitoring platform. We are currently adding modules to this platform that will enable us to use a patient's history and real time medical data, such as blood pressure or blood glucose level, to provide patients and their medical professionals with treatment plans for chronic disease management and in some cases lifesaving advance notice of when a patient should go to a hospital. This product also is under development and is not being marketed or sold by the Company currently. The Company anticipates onboarding beta-partners for Mobile Wellbeing during the second half of 2023.

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

Uncertainty of Revenue Growth

For the twelve-month periods ended January 31, 2023, the Company did not generate substantial revenue from operations. There can be no assurance that the Company will be able to generate substantial revenue growth, or that any revenue growth that is achieved can be sustained. Revenue growth that the Company may achieve, may not be indicative of future operating results. In addition, the Company may increase further its operating expenses in order to fund increases in its sales and marketing efforts and the Company may increase its administrative resources in anticipation of future growth. To the extent that increases in such expenses precede or are not subsequently followed by increased revenues, the Company's business, operating results and financial condition will be materially adversely affected.

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

Qualified Audit Opinion

Kreston GTA LLP, our independent auditor for the fiscal year ended January 31, 2023, has included in its Report and in the footnotes to the financial statements of the Company for the year ended January 31, 2023 (Footnote 2) a statement entitled, "Going Concern Assumption." The footnote is as follows:

These consolidated financial statements have been prepared using IFRS on a going concern basis, which presumes the realization of assets and discharge of liabilities in the normal course of business, for the next fiscal year. At January 31, 2023, the Company had cash and cash equivalents of $79,250, current liabilities in excess of current assets of $733,644 and an accumulated deficit of $8,082,946. The continuing operations of the Company are dependent on generation of revenues and profits and funding to be provided by equity investors. The Company intends to finance its future requirements through a combination of equity and/or debt issuance. There is no assurance that the Company will be able to obtain such financings or obtain them on favorable terms.

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

Impairment Screening Business

Our Impairment Screening station faces multiple competitors. For example, Cannabix Technologies Inc. and Hound Labs, Inc., both of which are developing, or have developed, breathalyzer devices that detect tetrahydrocannabinol (commonly known as "THC") in the breath. The Company does not believe that these products compete directly with the Company's Impairment Screening stations that can be used to rapidly screen large numbers of people. However, the Company may experience additional competition from competitors who may develop and introduce new products, services or enhancements that better meet the needs of end-users or changing industry standards, or achieve greater market acceptance due to pricing, sales channels, or other factors.

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

Insufficient Insurance

The Company does not carry material liability insurance. In the event of litigation based upon an alleged failure of one or more of its products, the Company would have to defend such action using its own resources.

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

Impact of Covid-19

In December, 2019, the outbreak of the novel strain of coronavirus, specially identified as "COVID-19" resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures which include the implementation of travel bans, self-imposed quarantine periods and social distancing, caused material disruption to the global supply chain. Although the effects of the COVID-19 health crisis are slowly dissipating and resulting in the lifting of some of these measures, other restrictions have been kept in place, and the global supply chain continues to be volatile. Further, in the event of a COVID-19 resurgence, past restrictions may be reinstated or new regulations or restrictions implemented. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in future periods.

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

As of January 31, 2023, we had approximately 18,394,569 shares of our common stock reserved or designated for future issuance upon the exercise of outstanding options and warrants. Future issuances of options, warrants or sales of substantial amounts of our common stock into the public market and the issuance of the shares reserved for future issuance in exchange for outstanding options and warrants will be dilutive to our existing stockholders and could result in a decrease in our stock price.

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

The Company's head office is located at 77 King Street W, Suite 3000, Toronto, Ontario, M5K 1GB. The Company's Common Shares are listed for trading on the Canadian Securities Exchange (the "CSE") under the trading symbol "PMED," on the OTCQB under "PMEDF" and on the Frankfurt Stock Exchange under "3QP."

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

B. Business Overview.

The Company's business is focused on developing artificial intelligence ("AI") powered technologies for general workplace health and safety, and for the health care industry. In particular, the Company has developed a technology for the identification and detection of infectious disease symptoms (including COVID-19), sometimes referred to in this Annual Report as our Infectious Disease Symptom Screening Solutions ("IDSS") and marketed in North America under the name "Safe Entry System." In addition, the Company is developing AI powered products that address (1) detection of alcohol and/or cannabis impairment in individuals; (2) mental illness screening; and (3) remote patient monitoring and treatment plans, sometimes referred to herein as the Mobile Wellbeing product. The following is a summary of the Company's products. For more information, please see the Company's Management Discussion and Analysis included with this Report as Exhibit 15.3.

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

Safe Entry Scanner - Evolution of this Product into "Fit for Duty"	As the urgency of COVID screening has diminished in the last fiscal year, we have expanded the functionality and scope of the Safe Entry technology.

The Safe Entry Scanner ("Safe Entry") began as an advanced screener for identifying symptoms of Covid-19. More recently we began expanding Safe Entry's capabilities to identify signs of impairment from alcohol and cannabis. After numerous trade shows, demos, events, and client placements we understood the demand from multiple industries for a complete solution to ensure employee health and safety. Safe Entry has now evolved into a Fit for Duty solution as we call it, identifying not only signs of infectious diseases and impairment, but also signs of extreme fatigue, key vitals, and other important metrics for identifying overall work readiness.
Fitness Scan	This AI based technology (which is in development) provides a comprehensive analysis of an athlete's fitness level, enabling them to assess their strength and address areas for growth. In addition, this technology can assist with talent identification and injury prevention.

The overall objective is to help athletes achieve their performance goals. The vision is to bring seamless AI tools to the sports industry to maximize performance.

The technology runs on the existing Safe Entry System and we are currently in discussions with multiple groups in the fitness/sporting sector in Asia. This will be rolled out using the same business model as other technologies whereby there will be an option for a monthly lease along with an option to purchase the hardware and then pay monthly charges.
Triage Solution	The technology uses advanced artificial intelligence algorithms to analyze patient vital signs and provide medical staff with real-time information to help make informed treatment decisions. The technology uses advanced artificial intelligence algorithms to analyze patient vital signs and provide medical staff with real-time information to help make informed treatment decisions. The Company's triage solution aims to improve the efficiency of hospital workflows and reduce the time it takes to diagnose and treat patients.

The company's Triage Solution incorporates the measurement and analysis of the following vital parameters: temperature, eye redness, heart rate, respiration rate, fatigue, weight, BMI, BMR, blood pressure, heart rate variability, skeletal muscle, resting metabolism, visceral fat, body fat percentage, bone mass, and alcohol/cannabis impairment.

The solution uses the hardware configuration of a Safe Entry Station and has been deployed in 3 Hospitals in India and Indonesia. The business model is similar to fitness scan.

Products Under Development
Impairment Detection Screening	Our Impairment Detection Screening scanner is under development and is not being marketed or sold currently. The product incorporates the Company's proprietary AI technology and is being developed to detect cannabis and/or alcohol drug impairment in individuals. The product will be developed as a screening station that is capable of making a recommendation as to whether individuals passing through the screening station should undergo additional definitive testing.
Mental Health Screening	Our Mental Health Screening station is under development and is not being marketed or sold currently. The product will incorporate the Company's proprietary AI technology to detect behavioral and physiological indicators of mental illness such as depression, autism, ADHD and dementia. As a step in the screening process, persons would be asked to read a script while undergoing the scan that detects vocal qualities, vocal cadence and physiological factors such as blood flow in the face. The intended use for this product will be to screen for indicators of mental disorders and make recommendations as to whether individuals passing through the screening station should undergo additional evaluation. In this way, the system could be used as a triage tool at mental health centers, police stations or any setting where a preliminary mental health assessment is required, and mental health professionals are not readily available to perform an assessment or are over-taxed by an inflow of possible cases. This technology represents an ambitious application of the Company's AI technology and is in a developmental stage. A prototype is not expected prior to the second half of 2023 and may not be ready for public demonstration prior to 2024.
Remote patient monitoring and treatment plans application, sometimes referred to herein as the "Mobile Wellbeing product" or the "Mobile Wellbeing App"	This product was substantially developed by Mobile Wellbeing, a company that we acquired in July of 2020. The product is a telemedicine remote patient monitoring platform. We are currently adding modules to this platform that will enable us to use a patient's history and real time medical data, such as blood pressure or blood glucose level, to provide patients and their medical professionals with treatment plans for chronic disease management and in some cases lifesaving advance notice of when a patient should go to a hospital. This product also is under development and is not being marketed or sold by the Company currently. The Company anticipates onboarding beta-partners for Mobile Wellbeing during the second half of 2023.

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

Safe Entry

The Company's IDSS/Safe Entry product was initially aimed at addressing respiratory illnesses with a focus on influenza and COVID-19. We believe that one of the primary factors leading to the outbreak of COVID-19 virus was the relative lack of rapid screening tools in places where the general public gathers. The lack of such tools has resulted in a failed containment effort which led to a global pandemic. As such, there continues to be a significant urgent need to have mass screening technologies which can identify potential COVID-19 cases without the need for human intervention and can be deployed in places where there is movement of large numbers of people. Some examples are stadiums, transit hubs, airports, malls, shopping centers, casinos, concerts, arenas and office buildings. As the urgency of COVID screening has diminished in the last fiscal year, we have expanded the functionality and scope of the Safe Entry technology.

Our AI powered technology utilizes multispectral imaging with a focus on visual spectral imaging along with infrared thermography to identify fatigue, headache, coughing, sneezing, blood flow, sweat gland activation, metabolism, and fever along with other key biomarkers. The technology can be deployed using multispectral cameras in facilities where there is large movement of people. The data collected is brought into a central server / cloud for analysis and alerts are sent in case of a positive detection. Privacy concerns are addressed by using dedicated servers, access control, no video data storage, and only processing being carried out by our technology. Furthermore, the summarized frames collected by our scanner lack any personal identifying information. Additionally, the information on the camera stays anonymous so we cannot map which camera it is. The Company has developed a proprietary hardware configuration for its solution in addition to the proprietary artificial intelligence algorithms (patent pending). The end user product which consists of hardware components, assembled and networked within fabricated gateway units, includes multispectral cameras and specialized sensors with processing capabilities that seamlessly communicate to our AI model in the cloud. Upon deployment, individuals pass through the gateway, triggering the system to activate a red or green light indicating who is exhibiting symptoms associated with infectious disease, such as COVID-19.

Fit for Duty

While the Safe Entry Scanner began as an advanced screener for identifying symptoms of Covid-19, more recently we began expanding Safe Entry's capabilities to other markets. Safe Entry identify signs of impairment from alcohol and cannabis. After numerous trade shows, demos, events, and client placements we understood the demand from multiple industries for a complete solution to ensure employee health and safety. Safe Entry has now evolved into a Fit for Duty solution as we call it, identifying not only signs of infectious diseases and impairment, but also signs of extreme fatigue, key vitals, and other important metrics for identifying overall work readiness.

Fitness Scan

We have believe that our technology underlying the Safe Entry scanner can be used in other markets. For example, in May, 2023, the Company announced it had begun to develop a Fitness Scan. This AI based technology can scan and evaluate key biomarkers, thereby providing a comprehensive analysis of an athlete's fitness level, enabling them to assess their strength and address areas for growth. In addition, this technology can assist with talent identification and injury prevention.

Triage Solution

The technology uses advanced artificial intelligence algorithms to analyze patient vital signs and provide medical staff with real-time information to help make informed treatment decisions. The technology uses advanced artificial intelligence algorithms to analyze patient vital signs and provide medical staff with real-time information to help make informed treatment decisions. The Company's triage solution aims to improve the efficiency of hospital workflows and reduce the time it takes to diagnose and treat patients.

The Company's Triage Solution incorporates the measurement and analysis of the following vital parameters: temperature, eye redness, heart rate, respiration rate, fatigue, weight, BMI, BMR, blood pressure, heart rate variability, skeletal muscle, resting metabolism, visceral fat, body fat percentage, bone mass, and alcohol/cannabis impairment.

The solution uses the hardware configuration of a Safe Entry Station and has been deployed in 3 Hospitals in India and Indonesia. We anticipate that the business model for our Triage Solution

Functional deployment of the technology occurs in two stages. In the first stage, a technical team assembles the parts within the fabricated gateway unit and works with our engineering team to test that the product meets our standards for live deployment. In the second stage, the gateway is transported to the client location, and run through a series of tests to ensure the system is operating as intended. The Company has successfully deployed the technology at different client sites and is currently commercializing the technology with a strong emphasis on the Canadian, US and South Asian markets.

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

Currently, customers of the Company include Aspen Properties, which has deployed Safe Entry Systems in its Calgary and Edmonton, Canada office towers. Flow Alkaline Spring Water has deployed units in each of their manufacturing plants in Canada and the United States. In Nepal, a major telecommunications provider, is testing a unit for potential deployment through their national chain of mobile phone retail outlets and offices. In India, Indian Oil Corporation Ltd., has completed a pilot program using the Safe Entry System and is requesting a proposal to deploy the system throughout their facilities. MGM Hospital in Mumbai, India has installed a Safe Entry Station at an entranceway to their testing clinic. Multiple units have been deployed at locations such as a Juiceworks manufacturing facility in Canada, Paras Defense and Space Technologies in India and at an engineering facility in Odessa, Texas. The foregoing information is current as of the date of this Annual Report and subject to change.

Mobile Cannabis and/or Alcohol Impairment

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

Anticipated Development Timeframe

In March, 2023, the Company announced that it had begun production of its mobile application for detecting impairment from cannabis and alcohol. The Company believes that it will have a functioning prototype of the Impairment Detection screening station in 2023. While we are exploring relationships with third parties for the construction, marketing and sale of this technology, no such relationships have been undertaken. We view the advantages of this business model as allowing the Company to avoid having to incur substantial capital costs for plant and manufacturing and overhead costs for sales and marketing. We also believe that having a third party undertake these functions will enable the Company to scale up more rapidly than it could otherwise. However, this business model results in the Company having less control over the timing and implementation of bringing this product to market.

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

Anticipated Development Timeframe

The Company believes that it will have a functioning prototype of the Mental Health Screening stations by the end of 2023 or in the first half of 2024. however, the Company may choose to delay introduction of the product to the market in order to test the scanning stations in the field and further build the data underlying the AI engine.

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

Development of the Mobile Wellbeing Product

As of July 2020, the date on which the Company acquired the Mobile Wellbeing product, there was a beta version of the application in existence. Prior to introducing the product to the market, the Company will modify the beta version of the product by adding certain modules consisting of artificial intelligence / machine learning layers which will allow the system to analyze in real time any discrepancies that may show up with patient monitoring which can inadvertently be associated with an adverse reaction.

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

Patent Application No. 16/892,369 Published on December 10, 2020 Patent No. US-11670323-B2	In June of 2020, principals of the Company filed Patent Application No. 16/892,369 which is related to a provisional patent application filed by such individuals on June 7, 2019 (Provisional application No. 62/858,422). These applications cover the Company's proprietary system and method for detecting the impairment of an individual. The method involves operating a processor to receive at least one image associated with the individual an identify at least one feature in each image. The method further involves operating the processor to, for each feature: generate an intensity representation for that feature, apply at least one impairment analytical model to the intensity representation to determine a respective impairment likelihood and determine a confidence level for each impairment likelihood based on characteristics associated with at least the applied impairment analytical model and that feature. The method further involves operating the processor to define the impairment of the individual based on at least one impairment likelihood and the respective confidence level.

Patent Application No. 63012510	Artificial intelligence driven rapid testing system for infectious diseases.
Patent Application No. 63048131	System and Method to automatically recommend and adapt a treatment regime for patients.
Patent Application No. 63048152	System and Method to manage a regards program for patient treatment protocols
Patent Application No. 63058567	Utilizing healthcare providers network effect to increase compliance for better health outcomes.
Patent Application No. 63072392	System and Method to provide product recommendation and sponsored content to patients managed by computerized workflows for treatment protocols.

In July and August of 2021, an affiliate of the Company applied for the following patents related to the Mobile Wellbeing product.

Patent Application No. 17384686	System and method to automatically recommend and adapt a treatment regime for patients; Submitted July 23, 2021 by Rajiv Muradia
Patent Application No. 17384773	System and method to manage a rewards program for patient treatment protocols; Submitted July 23, 2021 by Rajiv Muradia
Patent Application No. 17385889	Utilizing healthcare providers network effect to increase compliance for better health outcomes; Submitted July 26, 2021 by Rajiv Muradia

Provisional application that was converted to a non-provisional application:
Patent Application No. 63072392	System and method to provide product recommendation and sponsored content to patients managed by computerized workflows for treatment protocols; Submitted August 15, 2021 by Rajiv Muradia

Significant Business Developments During the Year ended January 31, 2023.

On April 5, 2022, the Company announced conclusion of an initial deployment of a Safe Entry Station at a major Las Vegas entertainment event through its partnership with Uptown Sports Marketing. On June 15th, the Company announced that it has secured a revenue-generating deployment at the DeBeers Forevermark Forum 2022 from June 29 - July 1, 2022 in partnership with Entertainment Bay.

On June 29, 2022 , the Company announced that it has received a non-binding Letter of Intent (LOI) from KaTron Defence Space and Simulation Technologies, a Turkish aerospace company , for the deployment of eighty (80) Safe Entry Stations for their corporate headquarters in Ankara, Turkey along with international clients. These Safe Entry Stations are used to power the Company's "Fit for Work" screening, for impairment from Cannabis and alcohol, extreme fatigue, and symptoms of infectious diseases, such as COVID-19.

On July 25, 2023, the Company announced its Fit for Work solution would also be able to screen for respiration rate, heart rate, and core body temperature.

On November 17, 2023 the Company also announced deployment of Safe Entry at LongArm Engineering's Odessa Texas facility.

On March 6, 2023, the Company announced a purchase agreement with Defspace, an India based global platform for defense, space and aerospace for the company's Safe Entry's Fit for Duty screening.

Other Business Developments during the year ended January 31, 2023

As the Company works to commercializing its Fit for Duty screening solutions, its resellers and partners are making progress in their advanced sales pipelines as well as forging partnerships with major Safety and Risk Management Corporations in North American along with several other jurisdictions.

The Company is set to debut and showcase Safe Entry's Fit for Duty to key industry executives in multiple upcoming conferences. Additionally, demo units are currently being sent to large potential clients and potential partners for scaling up the Company's solutions in North America as well as international jurisdictions.

The Company launched deployments of demonstration units with comprehensive Fit for Duty screening via the Company's distributor network which includes SBL. SBL has begun deploying Safe Entry Stations to partners such as Probe IMT in South Africa, a leader in technology integration to the mining sector throughout Africa, and other leading players in key markets. Furthermore, Safe Entry demonstration units being deployed are for a series of Discovery Sessions, starting in Calgary and Vancouver beginning this month, and throughout North America in Q4 and onwards.

Private Placements during the year ended January 31, 2023.

On August 22, 2022, the Company announced that it closed the first tranche of a non-brokered private placement (the "First Tranche"). Pursuant to the First Tranche, the Company issued 8,300,000 units (the "Units") at a price of $0.05 per unit to investors for gross proceeds of $415,000. Each Unit consists of one common share of the Company and one-half of one (1//2) common share purchase warrant (each whole warrant, a "Warrant"), whereby each Warrant entitles the holder to purchase one additional common share for a period of two years from closing at an exercise price of $0.10 per share. Net proceeds from the First Tranche will be used for general operations (working capital) including business development and technology upgrades. All securities issued in connection with the First Tranche are subject to a statutory hold period expiring four months and one day from the date of issuance of the securities.

On November 7, 2022, the Company announced that it has closed the final tranche of its non-brokered private placement. Pursuant to the final tranche, the Company has issued 1,600,000 units (the "Units") at a price of $0.05 per unit to investors for gross proceeds of $80,000. Each Unit consists of one common share of the Company and one-half of one (1//2) common share purchase warrant (each whole warrant, a "Warrant"), whereby each Warrant entitles the holder to purchase one additional common share for a period of two years from closing at an exercise price of $0.10 per share. Net proceeds from the financing will be used for general operations (working capital) including business development and technology upgrades. All securities issued in connection with the financing are subject to a statutory hold period expiring four months and one day from the date of issuance of the securities.

On February 13, 2023 the Company announced that it has closed a non-brokered private placement for total gross proceeds of $612,500. The Company has issued 12,250,000 units (the "Units") at a price of $0.05 per unit. Each Unit consists of one common share of the Company and one common share purchase warrant (a "Warrant"), whereby each Warrant entitles the holder to purchase one additional common share for a period of two years from closing at an exercise price of $0.10 per share. Net proceeds from the financing will be used for general operations (working capital) including business development and technology upgrades. All securities issued in connection with the financing are subject to a statutory hold period expiring four months and one day from the securities' issuance date.

On February 13, 2023, the Company also announced that its common shares have been accepted for listing on the Frankfurt Stock Exchange and trades under the symbol "3QP". Moreover, in order to increase the exposure in Europe, the Company engaged GOLDINVEST, a European publisher, for a 6-month contract to increase the Company's awareness in the German-speaking financial community and through its extensive investor network throughout Europe.

Technological Advancements and Clinical Trials:

The Company continues to refine and upgrade its technology. These initiatives include:

  Significant updates and upgrades were made to our AI algorithms from capturing data from subjects across US, Canada, Mexico, and India - making Safe Entry Stations more accurate, reliable, and faster.
  Over-the-air, automated updates that integrate most recent captured datasets from various customer sites globally. This allows Safe Entry Stations to receive updated algorithmic models via over-the-air updates, automatically, in real time.
  New employee monitoring heatmap whereby respective managers can visualize data scanned for infectious diseases, impairment from cannabis and alcohol, extreme fatigue and exhaustion, and emotionally distressed states.
  Recurrent Neural Network noise filtering and other new features are now being used to manage voice signals, as part of the Speech Detection parameter of Safe Entry's Fit for Duty screening. This contributes to a higher accuracy reading for Safe Entry's Speech Detection parameter

Further, during the year ended January 31, 2023, and during the subsequent period covered by this Report, the Company made the following announcements:

On February 15, 2023, the Company announced that MGM Healthcare, a large hospital group in India, had completed a clinical study of the efficacy of Safe Entry on 400 individuals.

In March, 2023 the |Company announced that the University of Raharja in Indonesia had completed a clinical study testing the efficacy of Safe Entry on over 2,000 people. This third-party validation was undertaken in connection with the approval of Safe Entry as a medical device in Indonesia.

On March 15, 2023, the Company announced the production of its AI-Powered mobile app in conjunction with a portable multi-spectral imaging camera to non-invasively detect impairment from alcohol and cannabis.

On March 20, 2023, the Company announced that the US Patent Office has granted a patent for its AI-powered technology (United States Patent Application Number: 16/892,369) for the non-invasive detection of impairment caused by alcohol and/or cannabis. The technology is part of the Company's Fit for Duty screening solutions, which provide screening for impairment, extreme fatigue, and infectious diseases.

On April 19, 2023, the Company announced that its Safe Entry Stations now have the capability to measure blood pressure.

On May 10, 2023 the Company announced the launch of its new "Triage Solution" which measures the following vital parameters: temperature, eye redness, heart rate, respiration rate, fatigue, weight, BMI, BMR, blood pressure, heart rate variability, skeletal muscle, resting metabolism, visceral fat, body fat percentage, bone mass, and alcohol/cannabis impairment. The Company intends to market the Triage Solution to the health care industry.

On May 17, 2023, the Company announced the launch of a fitness scan vertical tailored specifically for athletes, teams, and sports federations.

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

Segment Information

The Company is currently focused on artificial intelligence ("AI") technologies which are targeting two specific areas: 1) workplace health and safety and 2) healthcare. All assets are located in Canada except property and equipment for $53,374 (prior year $76,255) which is located in India.

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

The Fiscal Year Ended January 31, 2022 and 2021

Revenues

The Company generated revenue of $35,020 during the year ended January 31, 2023 (January 31, 2022- $134,820). The revenue comprised of monthly scanning revenue relating to its business focus and development of artificial intelligence ("AI") technologies

Expenses and Net Loss

Total operating expenses for the year ended January 31, 2023, were $2,094,377 as compared to operating expenses of $1,966,998 for the year from January 31, 2022.

	Year ended January 31, 2023	Year ended January 31, 2022
Revenue (Note 12)	$35,020	$134,820
Cost of revenue	8,400	50,000
Gross profit	26,620	84,820

Expenses

Administration and general	$89,434	$33,349
Amortization and depreciation (Notes 4, 5)	159,455	79,288
Audit and accounting	70,050	33,983
Consulting fees	351,875	175,746
Interest	2,870	—
Investor relations	51,936	99,307
Legal fees	94,837	192,615
Management fees (Note 8)	282,010	269,845
Marketing expenses	294,056	508,609
Payroll and related	115,929	165,342
Rent expense (Note 8)	35,901	32,147
Research and development	82,600	72,885
Share based compensation (Note 6)	350,583	182,996
Transfer agent and filing fees	65,576	51,244
Travel, entertainment and related	11,265	33,642
Vehicle use expenses (Note 8)	36,000	36,000
Total operating expenses	(2,094,377)	(1,966,998)

Significant variances

Amortization expense for the year ended January 31, 2023 was $ 159,455 as compared to $79,288 for the prior year. During the prior year, the Company commenced amortization of intangibles on a straight-line basis over the estimated useful life for 5 years. In addition, the Company acquired property and equipment for $94,827 during the year (prior year: $84,755) and the amortization of property and equipment for the current year was $36,535 as compared to $16,688 for the prior year.

Investor relations cost for the current year was $51,936 as compared to $99,307 for the prior year. During the current year the Company reduced this expense due to lower proceeds from private placements.

Non-cash share-based compensation of $350,583 for the year ended January 31, 2023 (prior year $182,996), consists of the fair value (Black- Scholes calculation) of the vesting of options to directors, officers and consultants.

Management fees for the year ended January 31, 2023 consist of fees paid to senior management or to Companies owned by senior management (1) $120,000 (prior period $109,500) paid to the CEO for services, (2) $102,000 (prior period $92,000) paid to the COO for services, (3) $60,010 (prior period $68,345) paid to the CFO for services.

Research and development costs for $82,600 for the year ended January 31, 2023 (prior year $72,885) are costs incurred for ongoing development of Artificial Intelligence powered facial and voice recognition technology to detect impairment. Certain expenses related to research (i.e. design and architecture that are not expected to provide an economic benefit) are expensed rather than recognized as an intangible asset.

Consulting fees costs $351,875 for the year ended January 31, 2023 (prior year $175,746) consists primarily of fees paid to consultants to assist with growth of business.

Payroll and related costs for $115,929 (prior period $165,342) relates to employment of technical staff to assist with the growth of business and reduce its reliance on outside consultants during the year ended January 31, 2023.

Legal fees for the year ended January 31, 2023, was $94,837 as compared to legal fees for $192,615 for the year ended January 31, 2022. The higher legal fee in the prior period relates to the added legal costs to register the Company with the SEC.

Transfer agent and filing fees for $65,576 (prior year $51,244) for the year ended January 31, 2023 consists primarily the costs of filing and compliance for the Company's CSE and OTC listing.

Marketing expenses for $294,056 for the year ended January 31, 2023 (prior year $508,609) consists of expenses incurred to market the public Company and its products. The high costs in the prior period was due to the Company's overall increased business after becoming a public company with additional costs for market making, decks, content creation and website support and maintenance.

No cash dividends have been paid by the Company. The Company has no present intention of paying cash dividends on its common shares as it anticipates that all available funds will be invested to finance existing activities.

B. Liquidity and capital resources.

At January 31, 2023, the Company had cash and cash equivalents of $79,250 and working capital deficit of $733,644. During the year ended January 31, 2023, the Company received $546,800 from financing activities, used $534,175 in operating activities and $144,677 in investing activities.

At January 31, 2022, the Company had cash and cash equivalents of $211,302 and working capital of $291,952. During the year ended January 31, 2022, the Company received $1,681,628 from financing activities, used $1,532,254 in operating activities and $418,123 in investing activities.

During the year ended January 31, 2023, the Company had cash outflows from operating activities of $534,175 (prior year outflows for $1,532,254), which was a result of the net loss of $2,067,757 (prior year $1,882,178), reduced by the non- cash items included in net loss of $677,908 (prior year reduced by $298,534) and reduced by changes in non-cash working capital of $855,674 (prior period reduced by $51,390). The overall reduction in cash outflows from operating activities by $998,079 is attributable to the reduction in spend of $47,371 in investor relations costs, reduction in marketing cost expense of $214,553, reduction in legal costs by $97,778, reduction of sales tax receivable for $185,500 in current year as compared to an increase of $99,530 in prior year and increase in accounts payable for $498,802 in current year as compared to increase for $199,098 in prior year.

The non- cash items included in net loss for the year ended January 31, 2023, includes amortization of intangible assets for $122,920 (prior year $62,601), amortization of property and equipment for $36,535 (prior year $ 16,688), share based compensation of $350,583 (prior year $182,996), shares issued for services for $165,000 (prior year $36,250) and interest accrued for $2,870 (prior year $nil)

The non-cash working capital adjustments for the year ended January 31, 2023, includes outflow as a result of decrease in sales tax receivable for $185,500 (prior year increase of $99,530), inflow as a result of decrease in prepaid expenses for $29,553 (prior year decrease in prepaid expenses for $106,147), inflow as a result of reduction in accounts receivable by $157,039 (prior year increase for $169,545), inflow as a result of increase in accounts payable and accrued liabilities for $498,802 (prior year increase for $199,098) and outflow as a result of decrease in deferred revenue for $15,220 (prior year increase for $15,220).

The Company had outflow from investing activities during the year ended January 31, 2023, for $144,677 (prior year outflow for $418,123). During the current year, the Company purchased property and equipment for $94,827 (prior year $84,755) and invested in intangible assets for $49,850 (prior year $333,369).

The Company had inflow from financing activities during the year ended January 31, 2023, for $546,800 (prior year inflow of $1,681,628). During the year the Company received 495,000 from proceeds of private placement of units (prior year $1,090,085) and incurred $33,200 as issue expenses (prior year $3,770). In addition, during the year the Company received $35,000 being proceeds of a promissory note repayable in four months (prior year: nil) and received $50,000 being subscriptions for shares (prior year: $nil)

The Company has financed its operations from inception to date through the issuance of equity shares.

The Company's administrative and other expenses may exceed available cash resources and additional funding may be required to further its projects and to meet ongoing requirements for general operations. The ability of the Company to continue as a going concern is dependent on raising additional financing, development of its projects and generation of profitable operations.

As such, the Company believes it will require additional funding over the next 12 months.

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

Since 2019, the Company has been focused on the development and deployment of its AI assisted diagnostic technology, with an emphasis on screening for infectious diseases and cannabis/alcohol impairment. More recently, the Company has expanded to include the development of mental health and wellness diagnostic, monitoring and treatment tools. During the years ended January 31, 2023 and, 2022 we incurred research and development expenditures of $82,600 and $72,885 respectively.

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

E. Critical Accounting Estimates

Not applicable.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

The following table sets forth the name, province/state and country of residence, date of birth, position held with the Company and principal occupation during the five preceding years of each person who is a director and/or an executive officer of the Company as at the date hereof.

Name, Province or State and Country of Residence, and Title(1)	Title	Date Served as Director or Officer Since
Sheldon Kales(2) Ontario, Canada	Director, President Chief Executive Officer of the Company	September 23, 2019
Dr. Rahul Kushwah Ontario, Canada	Director and Chief Operating Officer	December 12, 2018
Tomas Sipos(2) Ontario, Canada	Director of the Company	September 23, 2019
Rakesh Malhotra Ontario, Canada	Chief Financial Officer	September 23, 2019
Notes:

(1)	The information as to place of residence, principal occupation and number of Common Shares beneficially owned or over which a director or officer of the Company exercises control or direction, is not within the knowledge of the management of the Company and has been furnished by the respective directors and officers of the Company.
(2)	Member of the Audit Committee.

Director and Executive Officer Biographies

Sheldon Kales, Director and Chief Executive Officer

Mr. Kales is a Director and the President and Chief Executive Officer of the Company. Previously, he was the CEO of Chester Gold Corp., a private mining exploration company in northern Ontario. Mr. Kales was also the Founder, CEO and director of Security Devices International Inc., a public company quoted on the OTCBB in the United States from 2005 to 2010. From 2006 to 2008 Mr. Kales served as a director of L.A.M. Pharmaceutical Corp., a company quoted on the OTCBB. He has extensive leadership experience in managing and operating research and development operations of technology companies across the United States, Canada and the Middle East. Mr. Kales is a graduate of the University of Toronto with a Bachelor of Arts degree. Mr. Kales is 67 years old. Mr. Kales is the chairman of the board of DeepSpatial Inc. ("DeepSpatial"). Mr. Kales also divides business time between the Company and DeepSpatial.

Dr. Rahul Kushwah, Director and Chief Operating Officer

Dr. Kushwah is a Director and the Chief Operating Officer of the Company. Previously, he held a faculty appointment with the Faculty of Medicine at the University of Ottawa and was an accomplished federal government scientist with the Human Health Therapeutics branch of the National Research Council of Canada. Additionally, Mr. Kushwah has served as a consulting scientist with the Hospital for Sick Children in Toronto, Ontario, and is a regular speaker at several international speaking engagements. Mr. Kushwah has also authored several publications in medical journals and serves as a reviewer and editor for several journals in the medical field. Mr. Kushwah received his doctorate from the University of Toronto and has been a recipient of the Banting Post-Doctoral Fellowship in Medicine and CIHR Post-Doctoral Fellowship. Dr. Kushwah is 40 years old. In addition to his position as the Chief Operating Officer of the Company, Mr. Kushwah is also the chief executive officer of DeepSpatial, and he divides his business time between the Company and DeepSpatial.

Tomas Sipos, Director

Tomas Sipos is an independent director of the Company. Mr. Sipos is an energetic change leader and strategic thinker with a consistent global track record in Finance, mergers and acquisitions, financings, IPO's, investor relations and investment banking. He has successfully closed several large international transactions in a diverse range of industries. He is team builder adept at communications, negotiations and financial strategy. Mr. Sipos also serves as an independent director of Deepspatial. Mr. Sipos is 61 years old.

Rakesh Malhotra, Chief Financial Officer

Mr. Malhotra is the Chief Financial Officer of the Company. Mr. Malhotra holds CPA licenses in Canada and in Illinois and has over twenty years of experience in the preparation of financial statements, auditing, public company reporting in Canada and the United States, financial management and compliance and risk management. He has knowledge and experience in the application of IFRS, U.S. GAAP and Canadian GAAP. Mr. Malhotra serves as the part-time chief financial officer and as a consultant to multiple publicly reporting companies in Canada. Mr. Malhotra is 66 years old. In addition to his position as Chief Financial Officer of the Company, Mr. Malhotra holds positions as the chief financial officer in the following early-stage companies: Nerds on Site Inc. (CSE/ OTCQB), DeepSpatial and Aion Therapeutic Inc. (CSE). Mr. Malhotra anticipates devoting approximately 20% of his business time to the Company. Should the Company require more of his time in the future, Mr. Malhotra will adjust his commitment or obtain additional support.

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

The following table sets forth particulars of all compensation paid to the Named Executive Officers during the years ended January 31, 2023 and 2022.

NEO Name And Principal Position	Financial Year ended January 31	Salary ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long- term incentive plans
Sheldon Kales (1)(President, CEO and Director)	2023 2022	109,500		-				46,500	156,000
Dr. Rahul Kushwah (2) (COO)	2023 2022	92,000		-				18,000	110,000
Rakesh Malhotra (CFO)	2023 2022	68,345		-				-	68,345

(1) Mr. Kales is compensated through a two-year contract dated July 1, 2022 with Greenacres Medical Corp., a Canadian corporation owned and controlled by Mr. Kales ("Greenacres"). Pursuant to this two-year agreement, Mr. Kales is paid monthly compensation of $10,000 for CEO services In addition, the Company pays Greenacres rent in the amount of $2,000 per month and $1,500 per month for Mr. Kales' vehicle.

(2) Dr. Kushwah is compensated through an Agreement dated July 1, 2022 between the Company and 2499597 Ontario Inc., a Canadian corporation owned and controlled by Dr. Kushwah. The Agreement has a term of two years and provides for monthly compensation of $8,500 for COO services. In addition, pursuant to the Agreement, the Company pays $1,500 per month for Dr. Kushwah's vehicle.

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

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth particulars of all outstanding share-based and option-based awards granted to the Directors and the Named Executive Officers and which were outstanding at January 31, 2023 and January 31, 2022, expressed in Canadian dollars:

Option-Based Awards						Share-Based Awards
Name	Year ended January 31,	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options ($)	Number of shares or units of shares that have not vested	Market or payout value of share- based awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed
Sheldon Kales	2023 2022	-	-	n/a	-	- -	- -	- -
Dr. Rahul Kushwah	2023 2022	-	-	n/a	-	- -	- -	- -
Tomas Sipos	2023 2022	-	-	n/a	-	- -	- -	- -
Ajit Kumar*	2023 2022	-	-	n/a	-	- -	- -	- -
Rakesh Malhotra	2023 2022	-	-	n/a	-	- -	- -	- -

* On June 6, 2022, Mr. Kumar resigned as a director of the Company.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table summarizes, for the Named Executive Officers of the Company, the value of incentive plan awards vested or earned during the years ended January 31, 2023 and January 31, 2022, expressed in Canadian dollars:

NEO Name	Fiscal year ended January 31,	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Sheldon Kales	2023 2022	- -	- -	- -
Dr. Rahul Kushwah	2023 2022	- -	- -	- -
Tomas Sipos	2023 2022	- -	- -	- -
Ajit Kumar	2023 2022	- -	- -	- -
Rakesh Malhotra	2023 2022	16,700 -	- -	- -

* On June 6, 2022, 2023, Mr. Kumar resigned as a director of the Company.

The table below provides the names of the individuals serving on the Company's the Advisory Committee, their qualifications and the stock options that were granted to each member of the Advisory Committee in the fiscal years ended January 31, 2023 and January 31, 2022. Also see Item 7(c) ("Stock Options") below.

		Options Received in the Year Ended 1/31/2022	Options Received in the Year ended 1/31/2023
Kapil Raval	Advisory Committee Chairman.	-	-
Nandan Mishra	Artificial Intelligence Lead	-	-
Rajiv Muradia	Product Lead	-	-
Himanshu Ujjawal Singh	Co- Artificial Intelligence Lead	-	-

Praveen Kumar	Data Analytics Lead		-	-
Dr. Mike Hart	Advisor		-	-
Dr. Alexander D. Bardon, MD	Medical Advisor		-	-
Prabhakar Srivastava	Advisor, Business Development		-	-
Dr. Deepu Banerji, MSc, PhD	Advisor		-	-
Dr. Dawn Decunha, PhD	Advisor		-	-
Dr. Navdeep Singh Nanda, MBBS, MS, DNB	Advisor		-	-
Dr. Indranil Saha, PhD	Advisor		-	-
Dr. Nitin Kadam, MBBS, DHC, MD	Advisor		-	-
Kiran Kumari	Advisor	-	-	-
Dr. Tally Bodenstein, PhD	Advisor		-	-

During the financial year ended January 31, 2023, there were four individuals who served as a director of the Company for either all or a portion of the year. The following table sets forth particulars of all compensation paid to directors who were not named executive officers during the years ended January 31, 2023 and January 31, 2022, expressed in Canadian dollars:

Name	Fiscal Year Ended January 31,	Fees Earned ($)	Share- based Awards ($)	Option-based Awards ($)	Non-equity Incentive Plan Compensation ($)	Pension Value ($)	All other Compensation ($)	Total ($)
Tomas Sipos	2023 2022	0 0	0 0	0 0	0 0	0 0	0 0	0 0
Ajit Kumar*	2023 2022	0 0	0 0	0 0	0 0	0 0	0 0	0 0

* On June 6, 2022, 2023, Mr. Kumar resigned as a director of the Company.

As of January 31, 2023, there were 500,000 share-based or option awards granted to the Directors or the Named Executive Officers.

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

Audit Committee

Composition of the Audit Committee

The current members of the Audit Committee are Sheldon Kales and Tomas Sipos. Mr. Sipos is an independent member of the Audit Committee. Mr. Kales, by virtue of his position as President and Chief Executive Officer of the Company, is not considered independent.

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

Audit Committee Oversight

In the fiscal years ended January 31, 2020, January 31, 2021 and 2022 all of the recommendations of the Audit Committee with respect to the Company's previous external auditor, Harbourside CPA LLP (previously named Buckley Dodds LLP), were adopted by the Board.

In the fiscal year ended January 31, 2023 all of the recommendations of the Audit Committee with respect to the external auditor, Kreston GTA LLP, were adopted by the Board.

Pre-Approval Policies and Procedures

Formal policies and procedures for the engagement of non-audit services have yet to be formulated and adopted. The engagement of non-audit services would be considered by the Board, and where applicable by the Audit Committee, on a case-by-case basis.

Charter

A copy of the Audit Committee's charter has been previously filed with the Commission.

Compensation Committee

The Board itself acts as a compensation committee. Mr. Sipos is considered "independent." Mr. Kales and Dr. Kushwah are not considered "independent."

The Board decides such matters as:

• Monitoring the total compensation paid by the Company to its senior executives and significant consultants; and

• Administering the Company's Stock Option Plan.

Governance Committee

The Board itself acts as a governance committee. Mr. Sipos is considered "independent." Mr. Kales and Dr. Kushwah are not considered "independent."

The Board decides such matters as:

• developing corporate governance principles applicable to the Company; and

• identifying qualified individuals for nomination to the Board of Directors.

D. Employees.

As of the date of this Form 20-F, the Company has no employees located in its Toronto office.

E. Share ownership.

The number of Common Shares held by Directors and Senior Management as of January 31, 2023 is set forth below.

Name	Number and percentage* of Common Shares beneficially owned, or controlled or directed, directly or indirectly
Sheldon Kales	29,041,000 (23.8%)
Dr. Rahul Kushwah	8,000,000 (6.6%)
Thomas Sipos	450,000 (0.4%)
Malhotra	225,000 (0.2%)

* Based on 122,051,292 common shares issued and outstanding as of January 31, 2023.

F. Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders.

The following table states the number of Common Shares beneficially owned by each person known to us who beneficially owns more than 5% of our issued and outstanding Common Shares as of January 31, 2023. The persons listed below are deemed to be the beneficial owners of Common Shares underlying options and/or warrants that are exercisable within 60 days from the above date. The percentages shown below are based on an aggregate total of 122,051,292 outstanding Common Shares as of January 31, 2023, plus the number of Common Shares underlying options or warrants that are exercisable within 60 days for the indicated beneficial owner.

Name of Shareholder	Number of Shares Owned	Percentage of Class
Sheldon Kales	29,041,000	23.8%
Rahul Kushwah	8,000,000	6.6%

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights from other holders of our Common Shares.

Record Holders

As of June 12, 2023, there are 107 registered shareholders of the Company, 57 of which, holding a total of 135,480 common shares have registered address in the United States. Consequently, approximately 0.1%* of our issued and outstanding common shares are held by United States persons. The foregoing registered share numbers are not representative of the number of beneficial holders of our shares, nor is it representative of where such beneficial holders reside primarily because many of these ordinary shares are held of record by brokers or other nominees.

*Based upon 134,303,908 shares of common stock issued and outstanding as of June 12, 2023.

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

	Year ended January 31, 2023	Year ended January 31, 2022

Management fees to the CEO	$120,000	$109,500
Management fees to the COO	102,000	92,000
Management fees to the CFO	60,010	68,345
Total Management fees	$282,010	$269,845
Vehicle expense to the CEO	18,000	18,000
Vehicle expenses to the COO	18,000	18,000
Rent to the CEO included in rent expense	24,000	28,500
	$342,010	$334,345

During the year ended January 31, 2023, the Company paid $149,000 (January 31, 2022: $127,000) being marketing and other expenses to companies controlled by the close family member of the CEO.

As of January 31, 2023, there was $197,108 due to related parties (January 31, 2022- $nil). During the year ended January 31, 2023, there was $12,995 advanced to the CEO to meet Company expenses (2022: $12,995) and included in prepaid expenses.

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

Item 9. The Offer and Listing.

A. Offer and listing details.

No offering is made by this Annual Report, No new listing on an exchange is contemplated as of the date hereof. The Company is a reporting issuer in the Province of Ontario and our Common Shares are listed for trading on the Canadian Securities Exchange in Canada, under the symbol "PMED:CSE". The common shares are also quoted on the OTCQB® under the symbol "PMEDF" and on the Frankfort Stock Exchange under the symbol "3QP." Our Common Shares are in registered form and the transfer of our common shares is managed by our transfer agent, National Securities Administrators Ltd.

For additional details regarding our Common Shares, see Item 10.A, "Share Capital".

B. Plan of distribution.

Not applicable.

C. Markets.

See Item 9.A "Offer and listing details."

D. Selling shareholders

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the issue.

Not applicable.

Item 10. Additional Information.

A. Share capital.

Not Applicable.

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

C. Material Contracts.

The following table lists material contracts entered into by the Company for the two years preceding the filing of this Annual Report.

Date and Name of Agreement	Description
July 28, 2021 Assignment of Patent Rights	"Utilizing Healthcare Providers Network Effect To Increase Compliance For Better Health Outcomes" Rajiv Muridia, Assignor
August 6, 2021 Assignment of Patent Rights	"System And Method To Provide Product Recommendation And Sponsored Content To Patients Managed By Computerized Workflows For Treatment Protocols" Rajiv Muridia, Assignor
July 1, 2022 Consulting Agreement	Consulting Agreement (the "CEO Agreement") dated July 1, 2022 with Greenacres Medical Corp., a Canadian corporation ("Greenacres") owned and controlled by Mr. Kales. The CEO Agreement has a term of two years and provides for monthly compensation of $10,000 for CEO services. In addition, the Company pays Greenacres rent in the amount of $2,000 per month and $1,500 per month for vehicle expenses.
July 1, 2022 Consulting Agreement	Consulting Agreement (the "COO Agreement") dated July 1, 2022 between the Company and 2499597 Ontario Inc., a Canadian corporation owned and controlled by Dr. Kushwah. The COO Agreement has a term of two years and provides for monthly compensation of $8,500 for COO services and $1,500 per month for vehicle expenses.

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

Not applicable.

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

As of January 31, 2023, the Company had cash and cash equivalents of $79,250 to settle current liabilities of $871,124.

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

Use of Proceeds

Not applicable.

Item 15. Controls and Procedures.

(a) Disclosure Controls and Procedures.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of January 31, 2023, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of January 31, 2023, our disclosure controls and procedures were not effective.

(b) Management's annual report on internal control over financial reporting.

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

(a) The Company being a venture issuer, is not required to certify the design and evaluation of the Company's Disclosure Control and Procedures ("DC&P") and Internal Control Over Financial Reporting ("ICFR") and has not completed such an evaluation; and

(b) inherent limitations on the ability of the certifying officers to design and implement on a cost effective basis DC&P and ICFR for the issuer may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

(c) Attestation report of registered public accounting firm.

This annual report does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of the company's registered public accounting firm due to a transition period established by the rules of the Securities and Exchange Commission for newly public companies.

(d) Changes in internal control over financial reporting.

Except as set forth above, there has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) for the fiscal year ended January 31, 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit committee financial expert.

Our audit (the "Audit Committee") consists the following directors: Sheldon Kales and Tomas Sipos.

The Board of Directors has determined that Tomas Sipos is an "Audit Committee Financial Expert" using the criteria prescribed by Item 16A of Form 20-F under the Exchange Act, and is also an "independent" director using the definition of audit committee member independence contained in the NASDAQ Marketplace Rules.

Item 16B. Code of Ethics.

The Company has not adopted a code of ethics but is evaluating its internal procedures to determine the necessity of same. In the event that it is determined that a code of ethics is necessary, an appropriate code will be implemented.

Item 16.C. Principal Accountant Fees and Services

The following table sets forth information regarding the amount billed and accrued to us by our auditor, Kreston GTA LLP for the fiscal year ended January 31, 2023:

		Year ended January 31, 2023
Audit Fees:		$45,000
Audit Related Fees:	$
Tax Fees:	$
Total:		$45,000

The following table sets forth information regarding the amount billed and accrued to us by our former auditor, Harbourside CPA LLP for the fiscal year ended January 31, 2022:

		Year ended January 31, 2022
Audit Fees:		$35,000
Audit Related Fees:	$
Tax Fees:	$
Total:		$35,000

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

Item 16.F. Change in Registrant's Certifying Accountant

On October 6, 2022, the Company filed a Report of Foreign Private Issuer on Form 6-K (the "October 6-K") announcing that Harbourside CPA, LLP ("Harbourside") had resigned as the Company's independent registered public accounting firm. In connection with Harbourside's resignation, on September 13, 2022, the Company filed a Notice of Change in Auditor (the "Notice") pursuant to Canadian National Instrument 51-102-Continuous Disclosure Obligations ("NI 51-102") with the British Columbia Securities Commission, Alberta Securities Commission, Ontario Securities Commission and the Canadian Securities Exchange (collectively, the "Canadian Securities Regulators").

In the Notice, the Company confirmed that: (i) it would appoint a replacement auditor to hold such position until the close of the next annual meeting of the shareholders of the Company; (ii) that on August 31, 2022 the Board, upon recommendation by the Audit committee of the Board, considered and approved the resignation of Harbourside as auditor of the Company; (iii) that the independent auditor's reports of Harbourside on the consolidated financial statements of the Company for the previous two years ended January 31, 2022 and January 31, 2021 did not express a modified opinion; and (iv) in the opinion of the Company, there had been no "reportable events" (as defined in NI 51-102). Also on September 13, 2022, Harbourside filed a letter (the "Former Auditor's Letter") with the Canadian Securities Regulators confirming that it agreed with the contained in the Notice to the extent that such statements relate to Harbourside. Copies of the Notice and the Former's Auditor's Letter were filed as exhibits to the October 6-K.

Item 16.G. Corporate Governance

Not applicable.

Item 16.H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this Annual Report on Form 20-F, beginning with page F-1.

Item 19. Exhibits

Exhibit 1.1*	Articles of Incorporation and Amendments

Exhibit 1.2*	Certificate of Change of Name dated April 9, 2020

Exhibit 4.1*	Stock Option Plan and form of Award Agreement

Exhibit 4.2*	Audit Committee Charter

Exhibit 4.3*	Asset Purchase Agreement for Mobile Wellbeing Platform

Exhibit 4.4*	Consulting Agreement related to MobileWellbeing

Exhibit 4.5*	Sale Agreement dated March 30, 2020 between the Company's wholly-owned subsidiary, Cultivar Holdings Ltd., and the principals of Cultivar JA

Exhibit 4.6*	Agreement dated July 1, 2020 and amended as of July 1, 2020 between the Company and Greenacres Medical Corp.

Exhibit 4.7*	Agreement dated July 1, 2020, as amended as of July 1, 2020 and as further amended as of May 1, 2021 between the Company and 2499597 Ontario Inc.

Exhibit 4.8*	Assignment of Patent Rights dated July 6, 2020 pertaining to the patent application entitled, "Artificial Intelligence Driven Rapid Testing System For Infectious Diseases"

Exhibit 4.9*	Assignment of Patent Rights dated July 6, 2020 pertaining to the patent applications entitled, "System And Method To Automatically Recommend And Adapt A Treatment Regime For Patients" Filed 05-Jul-2020; And "System And Method To Manage A Rewards Program For Patient Treatment Protocols" filed 05- JUL-2020.

Exhibit 4.10*	Assignment of Patent Rights [undated] pertaining to the patent application entitled, "Utilizing Healthcare Providers Network Effect to Increase Compliance For Better Health Outcomes"

Exhibit 4.11*	Assignment of Patent rights dated August 6, 2021 pertaining to the patent application entitled "System And Method To Provide Product Recommendation And Sponsored Content To Patients Managed By Computerized Workflows For Treatment Protocols"

Exhibit 4.12*	Assignment of Patent Rights dated June 28, 2021 pertaining to the patent application entitled "Utilizing Healthcare Workers Network Effect to Increase Compliance for Better Health Outcomes"

Exhibit 4.13	Agreement dated July 1, 2022 between the Company and Greenacres Medical Corp.

Exhibit 4.14	Agreement dated July 1, 2022 between the Company and 2499597 Ontario Inc.

Exhibit 12.1	Certification by the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 12.2	Certification by the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 13.1	Certification by the Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 13.2	Certification by the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 15.1*	Letter of Harbourside CPA, LLP (incorporated by reference to Exhibit 99.5 of the Company's Current Report on 6-K filed with the SEC on October 6, 2022)

Exhibit 15.2	Letter of Kreston GTA LLP

Exhibit 15.3	Management's Discussion and Analysis for the Year Ended January 31, 2023 (incorporated by reference in this Annual Report on Form 20-F for the year ended January 31, 2023)

101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

* Previously filed

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

Date: June 15, 2023

PREDICTMEDIX INC.

By: /s/ Sheldon Kales

Sheldon Kales, President and CEO

Predictmedix Inc.

Consolidated Financial Statements

January 31, 2023

(Expressed in Canadian Dollars)

PREDICTMEDIX INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Predictmedix Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Predictmedix Inc. (the “Company”) as of January 31, 2023, and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and statements of cash flows for the year then ended January 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of January 31, 2023, and its consolidated financial performance and its consolidated cash flows for the year then ended, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.

Emphasis of Matter - Material Uncertainty Related to Going Concern

We draw attention to Note 2 in the consolidated financial statements, which describe the events and conditions that indicate the existence of material uncertainties that may cast significant doubt about the Company's ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Other Matter

The consolidated financial statements of the Company for the period ended January 31, 2022 were audited by another auditor who expressed an unmodified opinion on the report dated May 31, 2022.

Kreston GTA LLP | 8953 Woodbine Avenue, Markham, Ontario, Canada, L3R 0J9, T. 905.474.5593 | www.krestongta.com
A member of Kreston International | A global network of independent accounting firms

Critical Audit Matters

The critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

We have served as the Company's auditor since 2023.

Kreston GTA LLP

Chartered Professional Accountants

Licensed Public Accountants

Markham, Canada

6644

May 31, 2023

Kreston GTA LLP | 8953 Woodbine Avenue, Markham, Ontario, Canada, L3R 0J9, T. 905.474.5593 | www.krestongta.com
A member of Kreston International | A global network of independent accounting firms

Predictmedix Inc.

Consolidated Statements of Financial Position

(in Canadian dollars)

ASSETS	January 31, 2023	January 31, 2022
CURRENT
Cash and cash equivalents	$79,250	$211,302
Accounts receivable (Note 12)	12,506	169,545
Sales tax receivable	25,982	211,482
Prepaid expenses	19,742	49,295
	137,480	641,624

Property and equipment (Note 4)	134,547	76,255
Intangible assets (Note 5)	445,708	518,778
TOTAL ASSETS	$717,735	$1,236,657

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
CURRENT

Accounts payable and accrued liabilities	$833,254	$334,452
Promissory note payable (Note 14)	37,870	-
Deferred revenue	-	15,220
TOTAL LIABILITIES	$871,124	349,672

SHAREHOLDERS' EQUITY
Share Capital (Note 7)	6,256,524	5,716,131
Share subscriptions received	50,000	-
Warrant reserve (Note 7)	596,890	510,483
Share-based payment reserve (Note 6)	1,026,143	675,560
Accumulated deficit	(8,082,946)	(6,015,189)
TOTAL SHAREHOLDERS' (DEFICIENCY) EQUITY	$(153,389)	886,985
TOTAL LIABILITIES AND SHAREHOLDERS' (DEFICIENCY) EQUITY	$717,735	$1,236,657

Organization and nature of operations (Note 1)

Basis of presentation and going concern (Note 2)

Commitment and contingencies (Note 9)

Subsequent events (Note 15)

Approved on behalf of the Board of Directors:

/Sheldon Kales/

________________________________________
Signed: Sheldon Kales, CEO and Director

/Rahul Kushwah/

________________________________________
Signed: Rahul Kushwah, COO and Director

The accompanying notes are an integral part of these consolidated financial statements

Predictmedix Inc.

Consolidated Statements of Loss and Comprehensive Loss

(in Canadian dollars)

	Year ended January 31, 2023	Year ended January 31, 2022

Revenue (Note 12)	$35,020	$134,820
Cost of revenue	8,400	50,000
Gross profit	26,620	84,820

Expenses

Administration and general	$89,434	$33,349
Amortization and depreciation (Notes 4, 5)	159,455	79,288
Audit and accounting	70,050	33,983
Consulting fees	351,875	175,746
Interest	2,870	-
Investor relations	51,936	99,307
Legal fees	94,837	192,615
Management fees (Note 8)	282,010	269,845
Marketing expenses	294,056	508,609
Payroll and related	115,929	165,342
Rent expense (Note 8)	35,901	32,147
Research and development	82,600	72,885
Share based compensation (Note 6)	350,583	182,996
Transfer agent and filing fees	65,576	51,244
Travel, entertainment and related	11,265	33,642
Vehicle use expenses (Note 8)	36,000	36,000
Total operating expenses	(2,094,377)	(1,966,998)
Income tax (Note 13)	-	-
Loss and comprehensive loss	$(2,067,757)	$(1,882,178)

Loss and comprehensive loss attributable to:
Shareholders	$(2,067,757)	$(1,882,178)
Non-controlling interest	$-	$-
Loss per share-Basic and Diluted	$(0.018)	$(0.017)
Weighted average number of shares outstanding-Basic and Diluted	114,168,278	107,925,066

The accompanying notes are an integral part of these consolidated financial statements

Predictmedix Inc. Consolidated Statement of Changes in Shareholders’ Equity (in Canadian dollars)

	Number of common shares outstanding	Share capital	Warrant reserve	Share-based payment reserve	Share subscriptions received	Deficit	Total
Balance as at January 31, 2021	101,717,973	$4,031,650	$115,802	$853,848	$-	$(4,133,011)	$868,289
Private placement of units	3,114,569	695,404	394,681	-	-	-	1,090,085
Share issuance costs	-	(3,770)	-	-	-	-	(3,770)
Exercise of options	3,968,750	956,597	-	(361,284)	-	-	595,313
Share-based compensation	-	-	-	182,996	-	-	182,996
Shares issued for services	250,000	36,250	-	-	-	-	36,250
Net loss for the year	-	-	-	-	-	(1,882,178)	(1,882,178)
Balance as at January 31, 2022	109,051,292	$5,716,131	$510,483	$675,560	$-	$(6,015,189)	$886,985
Private placement of units	9,900,000	399,961	95,039	-	-	-	495,000
Share issuance costs	-	(24,568)	(8,632)	-	-	-	(33,200)
Share subscriptions received	-	-	-	-	50,000	-	50,000
Share-based compensation	-	-	-	350,583	-	-	350,583
Shares issued for services	3,100,000	165,000	-	-	-	-	165,000
Net loss for the year	-	-	-	-	-	(2,067,757)	(2,067,757)
Balance as at January 31, 2023	122,051,292	$6,256,524	$596,890	$1,026,143	$50,000	$(8,082,946)	$(153,389)

The accompanying notes are an integral part of these consolidated financial statements

Predictmedix Inc. Consolidated Statements of Cash Flows (in Canadian dollars)

	For the year ende January 31, 2023	For the year ended January 31, 2022

OPERATING ACTIVITIES

Net loss	$(2,067,757)	$(1,882,178)
Non-cash items included in net loss and other adjustments:
Amortization	159,455	79,288
Share-based compensation	350,583	182,996
Shares issued for services	165,000	36,250
Interest	2,870	-

Changes in non-cash working capital:
Sales tax receivable	185,500	(99,530)
Prepaid expenses	29,553	106,147
Accounts receivable	157,039	(169,545)
Accounts payable and accrued liabilities	498,802	199,098
Deferred revenue	(15,220)	15,220
CASH USED IN OPERATING ACTIVITIES	(534,175)	(1,532,254)

INVESTING ACTIVITIES
Purchase of property and equipment	(94,827)	(84,754)
Purchase of intangible assets	(49,850)	(333,369)
CASH USED IN INVESTING ACTIVITIES	(144,677)	(418,123)

FINANCING ACTIVITIES
Proceeds from issuance of units	495,000	1,090,085
Share issue expenses	(33,200)	(3,770)
Proceeds from promissory note	35,000	-
Share subscriptions received	50,000	-
Proceeds from exercise of options	-	595,313
CASH PROVIDED BY FINANCING ACTIVITIES	546,800	1,681,628

NET CHANGE IN CASH DURING THE YEAR	(132,052)	(268,749)
CASH, BEGINNING OF YEAR	211,302	480,051
CASH, END OF YEAR	$79,250	$211,302

Cash paid for interest and income taxes	$-	$-

Supplemental cash flow information

Non-cash transactions during the year affecting cash flows from financing and investing activities:

Shares issued for prepayment and expense for consulting fees	$165,000	$36,250

The accompanying notes are an integral part of these consolidated financial statements

Predictmedix Inc. Notes to Consolidated Financial Statements January 31, 2023 (in Canadian dollars)

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

At completion of the Transaction, Admiral changed its name to Cultivar Holdings Inc. (the "Company").

On April 9, 2020, the Company completed its name change from "Cultivar Holdings Inc." to "Predictmedix Inc." (the "Name Change"). The CUSIP number assigned to the Company's common shares following the name change is CUSIP 74040L100 (ISIN CA74040L1004). In connection with the Name Change, the Company's trading symbol, as listed on the CSE and the OTCQB have also been changed from "CULT" to "PMED", and from "CVRHF" to "PMEDF", respectively.

The Company's business is focused on developing artificial intelligence ("AI") powered technologies for general workplace health and safety, and for the health care industry. The Company's business is focussed on artificial intelligence ("AI") technologies which are targeting two specific areas: 1) workplace health and safety and 2) healthcare.

The Company's corporate head office is located at 77 King Street W, Suite 3000, Toronto, Ontario, Canada, M5K 1G8.

2. Basis of Presentation and Going Concern

Basis of Preparation

These consolidated financial statements have been prepared on the historical cost basis. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information. The functional currency of the Company and its subsidiaries is the Canadian dollar, which is also the Company's reporting currency.

Statement of Compliance

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board ("IASB") and interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC").

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries; Cultivar Holdings Ltd. and Cann from the date of acquisition. All inter-company transactions and balances have been eliminated on consolidation.

Predictmedix Inc. Notes to Consolidated Financial Statements January 31, 2023 (in Canadian dollars)

2. Basis of Presentation and Going Concern (Cont'd)

Going Concern Assumption

These consolidated financial statements have been prepared using IFRS on a going concern basis, which presumes the realization of assets and discharge of liabilities in the normal course of business, for the next fiscal year. At January 31, 2023, the Company had cash and cash equivalents of $79,250, current liabilities in excess of current assets of $733,644 and an accumulated deficit of $8,082,946. The continuing operations of the Company are dependent on generation of revenues and profits and funding to be provided by equity investors. The Company intends to finance its future requirements through a combination of equity and/or debt issuance. There is no assurance that the Company will be able to obtain such financings or obtain them on favorable terms.

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

Critical Judgements

The preparation of these consolidated financial statements requires management to make judgements regarding the going concern of the Company (discussed above).

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

Predictmedix Inc. Notes to Consolidated Financial Statements January 31, 2023 (in Canadian dollars)

2. Basis of Presentation and Going Concern (Cont'd)

Significant Accounting Judgments and Estimates (Cont'd)

Deferred tax assets & liabilities

The estimation of income taxes includes evaluating the recoverability of deferred tax assets and liabilities based on an assessment of the Company's ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. Management assesses whether it is probable that some or all of the deferred income tax assets and liabilities will not be realized. The ultimate realization of deferred tax assets and liabilities is dependent upon the generation of future taxable income. To the extent that management's assessment of the Company's ability to utilize future tax deductions changes, the Company would be required to recognize more or fewer deferred tax assets or liabilities, and deferred income tax provisions or recoveries could be affected.

Key Sources of Estimation Uncertainty (Cont'd)

Useful life of property and equipment

Property and equipment is depreciated over its estimated useful life. Estimated useful lives are determined based on current facts and past experience and takes into consideration the anticipated physical life of the asset, the potential for technological obsolescence, and regulations.

Useful life of intangible assets

The intangible asset is amortized over its estimated useful life. Estimated useful lives are determined based on current facts and past experience and takes into consideration the anticipated life of the asset, the potential for technological obsolescence

Impairment of long lived assets

The Company assesses impairment of non-financial assets at each reporting date by evaluating conditions specific to the consolidated entity and to the particular asset that may lead to impairment. If an impairment trigger exists, the recoverable amount of the asset is determined. This involves fair value less costs of disposal or value-in-use calculations, which incorporate a number of key estimates and assumptions.

Provision for expected credit losses of trade receivables

The Company assesses the expected credit losses (ECL) on accounts receivable on their sole customer considering the unique circumstances and ongoing communication. There is limited historical data of repayments and no credit rating available. While the receivables are overdue, based on the constant contact, agreement with the customer, and written confirmation received on agreed balances the Company has determined the ECL for this customer to be zero.

Approval of the consolidated financial statements

These consolidated financial statements were authorized for issuance by the Board of Directors on May 31, 2023.

Predictmedix Inc. Notes to Consolidated Financial Statements January 31, 2023 (in Canadian dollars)

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

Predictmedix Inc. Notes to Consolidated Financial Statements January 31, 2023 (in Canadian dollars)

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

Predictmedix Inc. Notes to Consolidated Financial Statements January 31, 2023 (in Canadian dollars)

3. Significant Accounting Policies (Cont'd)

Property and equipment

Property and equipment is carried at cost, less accumulated depreciation and accumulated impairment losses. The cost of the item of property and equipment consists of the purchase price, and any costs directly attributable to bringing the asset to the location and condition necessary for its intended use. An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in the consolidated statement of loss and comprehensive loss. The cost of repairs and maintenance is expensed as incurred.

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

Predictmedix Inc. Notes to Consolidated Financial Statements January 31, 2023 (in Canadian dollars)

3. Significant Accounting Policies (Cont'd)

Impairment of non-financial assets

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

Predictmedix Inc. Notes to Consolidated Financial Statements January 31, 2023 (in Canadian dollars)

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

Predictmedix Inc. Notes to Consolidated Financial Statements January 31, 2023 (in Canadian dollars)

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

Level 1 - Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 - Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

Level 3 - Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

The Company's financial assets and liabilities are carried at amortized cost and belong to Level 2 of the fair value hierarchy. During the year ended January 31, 2023 there were no transfers between the level of fair value hierarchy. The carrying amounts of these financial instruments are approximately estimate their fair values.

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

Predictmedix Inc. Notes to Consolidated Financial Statements January 31, 2023 (in Canadian dollars)

3. Significant Accounting Policies (Cont'd)

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

Segments reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Company's chief operating decision maker (CODM). The CODM has been identified as the Board of Directors of the Company. For management purposes, the Company uses the same measurement policies as those used in its financial statements. The CODM evaluates the performance of each segment based on net profit (loss). The Company operates in a single reportable operating segment.

New standards not yet adopted

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)

The IASB has published Classification of Liabilities as Current or Non-Current (Amendments to IAS 1) which clarifies the guidance on whether a liability should be classified as either current or non-current. The amendments:

• clarify that the classification of liabilities as current or non-current should only be based on rights that are in place "at the end of the reporting period"

• clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability

• make clear that settlement includes transfers to the counterparty of cash, equity instruments, other assets or services that result in extinguishment of the liability.

This amendment is effective for annual periods beginning on or after January 1, 2024. Earlier application is permitted. The extent of the impact of adoption of this amendment has not yet been determined.

Predictmedix Inc. Notes to Consolidated Financial Statements January 31, 2023 (in Canadian dollars)

4. Property and Equipment

	Equipment	Total

Cost

Balance as at January 31, 2021	$13,368	$13,368
Additions	84,755	84,755
Balance as at January 31, 2022	$98,123	$98,123
Additions	94,827	94,827
Balance as at January 31, 2023	$192,950	$192,950

Accumulated Depreciation

Balance as at January 31, 2021	$5,180	$5,180
Depreciation	16,688	16,688
Balance as at January 31, 2022	$21,868	$21,868
Depreciation	36,535	36,535
Balance as at January 31, 2023	$58,403	$58,403

Net Carrying Amounts

As at January 31, 2023	$134,547	$134,547
As at January 31, 2022	$76,255	$76,255

5. Intangible Assets

a) On July 21, 2020, the Company completed the acquisition of MobileWellbeing ("MWB"), an innovative, feature rich, Telemedicine Remote Patient Monitoring platform that will integrate with the Company's Artificial Intelligence ("AI") driven rapid screening system for infectious diseases, including COVID-19.

The consideration for the purchase was satisfied by payment in cash for $25,000, issuance of 20,000 shares and additional 30,000 shares that were issued on the 90th day of close. Consideration paid in the form of equity instruments is being considered share- based payment within the scope of IFRS 2 Share-based Payment and this asset acquisition is fair valued for a total consideration for $78,000 at the point control was obtained.

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

Predictmedix Inc. Notes to Consolidated Financial Statements January 31, 2023 (in Canadian dollars)

5.     Intangible Assets (Cont'd)
Consideration
Cash consideration on closing	$25,000
Issued shares (50,000 shares issued at $1.06/share)	53,000
$78,000
Purchase Price allocation
Intangible asset- MWB remote patient monitoring platform	$78,000
$78,000

b) The Company's other intangible asset relates to the development of infectious disease symptom screening solution ("IDSS").

The Company has commenced amortization on the intangible assets on a straight line basis over the useful life estimated to be for 5 years.

The Company's intangible assets are comprised of the following:

	MWB	IDSS	Total

Cost

Balance at January 31, 2021	$91,970	$156,040	$248,010

Additions	46,591	286,778	333,369

Balance at January 31, 2022	$138,561	$442,818	$581,379

Additions	-	49,850	49,850

Balance at January 31, 2023	$138,561	$492,668	$631,229

Accumulated amortization:

Balance as at January 1, 2021	$-	$-	$-

Amortization	18,990	43,611	62,601

Balance as at January 31, 2022	$18,990	$43,611	$62,601

Amortization	27,708	95,212	122,920

Balance as at January 31, 2023	$46,698	$138,823	$185,521

Net Book Value

Balance, January 31, 2023	$91,863	$353,845	$445,708

Balance, January 31, 2022	$119,571	$399,207	$518,778

Predictmedix Inc. Notes to Consolidated Financial Statements January 31, 2023 (in Canadian dollars)

6. Stock-based Compensation

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

Year ended January 31, 2023

(a) The Company expensed $1,834 relating to the vesting of options issued on March 23, 2021, resulting in unvested stock- based compensation expense of $nil as of January 31, 2023.

(b) The Company expensed $6,778 relating to the vesting of options issued on June 9, 2021, resulting in unvested stock- based compensation expense of $nil as of January 31, 2023.

(c) The Company expensed $7,826 relating to the vesting of options issued on July 30, 2021, resulting in unvested stock- based compensation expense of $nil as of January 31, 2023.

(d) On January 13, 2023, the Company granted options to its directors, officers and consultants to purchase up to 10,000,000 common shares. These options were issued at an exercise price of $0.05 per share and vest immediately. These options have a term of four (4) years expiring on January 13, 2027. The Company expensed $334,145 related to the vesting of the options. The fair value of each option used for the purpose of estimating the stock-based compensation is estimated using the Black-Scholes option pricing model with the following assumptions:

Risk free rate	4.00%
Expected dividends	0%
Expected forfeiture rate	0%
Expected volatility	141%
Expected life	4 years
Unvested stock-based compensation expense as of January 31, 2023	$-

As of January 31, 2023, there was $nil of unvested stock-based compensation expense.

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

Predictmedix Inc. Notes to Consolidated Financial Statements January 31, 2023 (in Canadian dollars)

6. Stock-Based Compensation (Cont'd)
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

Predictmedix Inc. Notes to Consolidated Financial Statements January 31, 2023 (in Canadian dollars)

6. Stock-Based Compensation (Cont'd)

Continuity of the Company's options is as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding, January 31, 2021	9,095,000	$0.18
Granted	750,000	$0.32
Expired	(4,776,250)	$0.17
Exercised	(3,968,750)	$0.15
Outstanding, January 31, 2022	1,100,000	$0.42
Granted	10,000,000	$0.05
Expired	(70,000)	$0.54
Expired	(200,000)	$0.54
Expired	(250,000)	$0.36
Expired	(250,000)	$0.35
Outstanding January 31, 2023	10,330,000	$0.06

As at January 31, 2023, the Company had the following share purchase options outstanding and exercisable:

Number of options Outstanding	Exercisable	Exercise Price	Remaining Life (Years)	Expiry Date
80,000	80,000	$1.02	2.46	July 17, 2025
250,000	250,000	$0.25	0.50	July 30, 2023
10,000,000	10,000,000	$0.05	3.95	January 13, 2027
10,330,000	10,330,000	$0.06	3.86

Predictmedix Inc. Notes to Consolidated Financial Statements January 31, 2023 (in Canadian dollars)

7. Capital Stock

The Company is authorized to issue the following shares:

  Unlimited number of common shares without par value

a) Common shares

The holders of common shares are entitled to receive dividends and are entitled to one vote per share at meetings of the Company. All shares are ranked equally with regards to the Company's residual assets.

At January 31, 2023, the Company has 122,051,292 common shares issued and outstanding.

b) Share issuances

During the year ended January 31, 2023

  On August 22, 2022, the Company closed the first tranche of a private placement of 8,300,000 units at $0.05 per unit for a consideration of $415,000. Each unit is comprised of one common share and one-half common share purchase warrant, with each whole warrant exercisable into a common share of the Company at an exercise price of $0.10 per share for a period of 24 months. The Black-Scholes option pricing model was used to determine the fair value of the warrants using the following weight average assumptions: Expected dividend yield of 0%; risk free interest rate of 3.49%; expected volatility of 101.42%; expected life of 2 years. The relative fair value of the 4,150,000 warrants has been valued at $83,830 and common shares at $331,170. In connection with this private placement, the Company incurred $33,200 in share issuance costs.
  On August 22, 2022, 1,200,000 shares were fair valued at $72,000 and issued for services.
  On September 30, 2022, 200,000 shares were fair valued at $12,000 and issued for services.
  On October 24, 2022, 300,000 shares were fair valued at $15,000 and issued for services.
  On October 31, 2022, 200,000 shares were fair valued at $9,000 and issued for services.
  On November 1, 2022, the Company closed the final tranche of a private placement of 1,600,000 units at $0.05 per unit for a consideration of $80,000. Each unit is comprised of one common share and one-half common share purchase warrant, with each whole warrant exercisable into a common share of the Company at an exercise price of $0.10 per share for a period of 24 months. The Black-Scholes option pricing model was used to determine the fair value of the warrants using the following weight average assumptions: Expected dividend yield of 0%; risk free interest rate of 3.91%; expected volatility of 102.4%; expected life of 2 years. The relative fair value of the 800,000 warrants has been valued at $11,208 and common shares at $68,792.
  On November 7, 2022, 1,000,000 shares were fair valued at $50,000 and issued for services.
  On November 30, 2022, 200,000 shares were fair valued at $7,000 and issued for services.

During the year the Company received $50,000 being subscription for 1,000,000 units (the "Units") at a price of $0.05 per unit. (See subsequent event note 17)

Predictmedix Inc. Notes to Consolidated Financial Statements January 31, 2023 (in Canadian dollars)

7. Capital Stock (Cont'd)

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

c) Warrants

Continuity of the Company's warrants is as follows:

	Number of Warrants	Weighted Average Exercise Price
Outstanding, January 31, 2021	1,548,000	$0.50
Issued	3,114,569	$0.50
Expired	(1,548,000)	$0.50
Outstanding, January 31, 2022	3,114,569	$0.50
Issued	4,150,000	$0.10
Issued	800,000	$0.10
Expired	-	-
Outstanding, January 31, 2023	8,064,569	$0.25

As at January 31, 2023, the Company had the following warrants outstanding:

Outstanding	Exercise Price	Remaining Life (Years)	Expiry Date
3,114,569	$0.50	0.09	March 5, 2023
4,150,000	$0.10	1.56	August 22, 2024
800,000	$0.10	1.75	November 1, 2024
8,064,569	$0.25	1.01

Predictmedix Inc. Notes to Consolidated Financial Statements January 31, 2023 (in Canadian dollars)

8. Related Party Transactions

Related parties include key management personnel, the Board of Directors, close family members and enterprises that are controlled by these individuals as well as certain persons performing similar functions. Key management of the Company are members of the Board of Directors, the Chief Executive Officer ("CEO"), the Chief Financial Officer ("CFO") and the Chief Operating Officer ("COO").

Transactions with key management personnel not disclosed elsewhere in the financial statements include the following:

	Year ended January 31, 2023	Year ended January 31, 2022

Management fees to the CEO	$120,000	$109,500
Management fees to the COO	102,000	92,000
Management fees to the CFO	60,010	68,345
Total Management fees	$282,010	$269,845
Vehicle expense to the CEO	18,000	18,000
Vehicle expenses to the COO	18,000	18,000
Rent to the CEO included in rent expense	24,000	28,500
	$342,010	$334,345

During the year ended January 31, 2023, the Company paid $149,000 (January 31, 2022: $127,000) being marketing and other expenses to companies controlled by the close family member of the CEO.

As of January 31, 2023, there was $197,108 due to related parties (January 31, 2022- $nil). During the year ended January 31, 2023, there was $12,995 advanced to the CEO to meet Company expenses (2022: $12,995) and included in prepaid expenses.

9. Commitments and Contingencies

Effective July 1, 2022, the Company signed a new two-year contract with a corporation owned and controlled by the CEO to pay monthly compensation of $10,000 for CEO services. In addition, the Company is obligated to pay monthly rent of $2,000 and an additional $1,500 for the use of a personal vehicle.

Effective July 1, 2022, the Company signed a two-year contract with a corporation owned and controlled by the COO to pay monthly compensation of $8,500 for COO services. In addition, the Company is obligated to pay an additional $1,500 for the use of a personal vehicle.

Predictmedix Inc. Notes to Consolidated Financial Statements January 31, 2023 (in Canadian dollars)

10. Financial Instruments

The Company's financial assets and liabilities are carried at amortized cost and belong to Level 2 of the fair value hierarchy. During the year ended January 31, 2023 there were no transfers between the level of fair value hierarchy. The carrying amounts of these financial instruments are approximately estimate their fair values due to their short-term nature.

Financial risk management and objectives

The Company's activities expose it to a variety of financial risks: credit risk, liquidity risk, and market risk.

The Company thoroughly examines the various financial risks to which it is exposed and assesses the impact and likelihood of those risks. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk as during the year ended January 31, 2023, one customer represented 95% of the total revenue and represented 86% of the total accounts receivable. (January 31, 2022: one customer represented 100% of total revenue and 100% of total receivable)

Liquidity risk

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

The carrying amount of the company's financial liabilities approximates their contractual undiscounted cash flows and due within 0 to 12 month as of January 31, 2023 and January 31, 2022.

As at January 31, 2023, the Company had cash and cash equivalents of $79,250 to settle current liabilities of $871,124 (as at January 31, 2022: cash and cash equivalents of $211,302 to settle current liabilities of $349,672.

Predictmedix Inc. Notes to Consolidated Financial Statements January 31, 2023 (in Canadian dollars)

10. Financial Instruments (Cont'd)

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

(c) Currency risk

Currency risk is the risk that the fair value of future cash flows of a financial instrument denominated in a foreign currency will fluctuate because of changes in foreign exchange rates. The Company is not exposed to any significant currency risk.

11. Capital Management

The Company considers its capital to be shareholders' equity, which is comprised of share capital and deficit, which as at January 31, 2023 was a deficiency of $153,389. The Company's capital structure is adjusted based on the funds available to the Company such that it may continue to seek new opportunities. The Board of Directors does not establish quantitative return on capital criteria, but rather relies on the expertise of management and other professionals to sustain future development of the business.

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

Predictmedix Inc. Notes to Consolidated Financial Statements January 31, 2023 (in Canadian dollars)

12. Business Segment and Concentration

The Company is currently focused on artificial intelligence ("AI") technologies which are targeting two specific areas: 1) workplace health and safety and 2) healthcare. All assets are located in Canada except property and equipment for $53,374 (prior year $76,255) which is located in India.

During the year ended January 31, 2023, one customer represented 95% of the total revenue and represented 86% of the total accounts receivable. (January 31, 2022: one customer represented 100% of total revenue and 100% of total receivable)

13.    Income Taxes

The following is a reconciliation of income taxes attributable to operations computed at the statutory tax rates to income tax recovery.

	January 31, 2023	January 31, 2022
Loss for the period	$(2,067,757)	$(1,882,178)
Tax rate	27%	27%
Expected income tax recoverable at statutory rate	(558,000)	(508,000)
Change due to acquisition, tax rates, and other	-	-
Non-deductible items	95,000	54,000
Share issuance costs	(7,000)	(1,000)
Expired non-capital losses		-
Change in unrecognized deductible temporary differences	470,000	455,000
Total income tax recovery	$-	$-

Deferred tax assets

The significant components of the Company's deferred tax assets that have not been included on the consolidated statement of financial position are as follows:

	January 31, 2023	January 31, 2022
Non-capital losses available for future period	$2,159,000	$1,821,000
Share issuance costs	11,000	13,000
Property equipment and intangible assets	45,000	22,000
Total deferred tax assets	2,215,000	1,856,000
Less: Unrecognized deferred tax assets	(2,215,000)	(1,856,000)
Net deferred tax assets	$-	$-

Predictmedix Inc. Notes to Consolidated Financial Statements January 31, 2023 (in Canadian dollars)

13. Income Taxes (Cont'd)

The significant components of the Company's unrecognized temporary differences and tax losses are as follows:

	January 31, 2023	Expiry Date	January 31, 2022
Non-capital losses	$7,995,200	2027 - 2043	6,745,000
Share issuance costs	$41,000	2043 - 2047	47,000
Property equipment and intangible assets	$168,000	No expiry	84,000

Tax attributes are subject to review and potential adjustment by tax authorities.

14. Promissory note

On December 12, 2023, the Company availed a loan for $35,000 repayable in four months by issue of a promissory note. The loan carries an interest of 59.9%pa. The Company accrued interest of $2,870 as of January 31, 2023. This loan is not repaid as of January 31, 2023.

15. Subsequent events

a) On February 13, 2023, the Company announced that it closed a non-brokered private placement for total gross proceeds of $612,500. The Company issued 12,250,000 units (the "Units") at a price of $0.05 per unit. Each Unit consists of one common share of the Company and one common share purchase warrant (a "Warrant"), whereby each Warrant entitles the holder to purchase one additional common share for a period of two years from closing at an exercise price of $0.10 per share. All securities issued in connection with the financing are subject to a statutory hold period expiring four months and one day from the securities' issuance date.

b) On February 23, 2023, the Company issued 500,000 shares on exercise of options at $0.05 per common share.

c) On March 28, 2023, the Company issued 600,000 options to consultants exercisable at $0.15 per share and expire on March 28, 2027.

d) On May 25, 2023, the Company issued 335,000 shares to consultants for services

